July 25, 2005
Via Facsimile: 202-772-9205
Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Paxson Communications Corporation
Form 10-K/A for the fiscal year ended December 31, 2004
Filed on April 29, 2005
Form 10-Q for the fiscal quarter ended March 31, 2005
Filed on May 10, 2005

File No. 1-13452

Dear Mr. Spirgel:
     On behalf of Paxson Communications Corporation (the “Company”), I am writing in response to a conference call with the Staff of the Division of Corporation Finance (the “Staff”) on July 12, 2005 in which the Staff requested additional information to supplement the response submitted by the Company to the Staff on June 15, 2005 to the comments set forth in your letter addressed to the Company dated June 2, 2005 (the “Comment Letter”), regarding the Company’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004 (the “Form 10-K”) and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005 (the “Form 10-Q”). For the convenience of the Staff, the additional information requested by the Staff is listed below in italics, with the Company’s response to each comment set forth immediately following each comment.
1. Provide the Staff with an analysis pursuant to Staff Accounting Bulletin No. 99 “Materiality” for the annual periods from 1998 through 2003 and for each of the quarters in 2002 and 2003 comparing the aggregate error in the period to the reported amounts of net income (loss) attributable to common stockholders; net income (loss); and operating income (loss).
Attached hereto is the Company’s quantitative and qualitative analysis prepared pursuant to SAB 99. As discussed with the Staff on July 12, 2005, the Company has concluded that at December 31, 2004, the effect of the unrecorded adjustments and the correction of the out-of-period items as detailed in the attachments is not material, individually or in the aggregate, in relation to any period presented.

July 25, 2005

2. Provide the Staff with the methodology utilized by the Company to allocate the consideration paid to certain cable operators between the promotional advertising and distribution rights obtained through the distribution agreements.
In 1998, the Company commenced entering into distribution agreements with cable television companies for the carriage of the Company’s network signal in markets where it did not own a television station. The agreements with the major cable operators are for a term of ten years. In exchange for the distribution of its network signal to the cable operator’s subscribers, the Company agreed to pay a fee in cash (typically based on the number of subscribers on the cable system). In most cases, and as an ancillary benefit to the Company in addition to securing distribution, the Company was able to negotiate the return of a portion of the fee in the form of promotional advertising on other channels carried by the cable operator on its system (referred to herein as “spot advertising”). The Company recognizes that the cable operator has an interest in promoting the addition of a new channel to its line-up. The Company received spot advertising on a “time available basis” as determined by the cable operators.
The Company entered into these arrangements for the purpose of gaining distribution and sought to negotiate the lowest per-subscriber fees possible. Once the per-subscriber fee was negotiated, the Company was able to obtain a return of a portion of the fee paid in the form of spot advertising. The spot advertising informs the subscribers on the system that the Company’s signal is now available to them. Without distribution on the system, the spot advertising is virtually worthless. The benefit of the spot advertising is greatest in the earlier years of the distribution agreements when the Company seeks to establish loyal viewers for the duration of the distribution agreement. As a result, the Company sought to obtain the spot advertising during the first two or three years of the distribution agreement.
Initially, the Company assigned a seven-year life to the asset created by the distribution agreements (comprised of both the distribution rights and the spot advertising components). A shorter amortizable life accelerated the recognition of expense into the early years of the agreement, thus reflecting additional expense associated with the spot advertising. However, a shorter amortizable life would also result in the Company fully amortizing the component of the asset associated with the distribution rights within seven years rather than the ten year term of the distribution agreements. In 2003, in order to bifurcate and determine the cost basis for the distribution rights and the spot advertising, the Company allocated the consideration paid, on a pro-rata basis, using the estimated fair values of each of the assets received. The estimated fair values were determined through the negotiations with the respective cable operators. As described above, the Company first negotiated a carriage fee with the cable operator (thereby establishing an indication of the fair value of the distribution rights) and then further negotiated a return of a portion of the fee in the form of a specified dollar amount of spot advertising (thereby establishing an indication of the fair value of the spot advertising as well). The Company did not consider it appropriate to use the contractually stated value of the spot advertising as its cost basis, as these types of spot advertising arrangements are typically satisfied at “list” prices (referred to in the industry as “rate card”) and the Company entered into these agreements for the purpose of obtaining distribution rights. Using the allocated cost basis of the spot advertising, the Company determined the amount of amortization that should have been recorded to reflect the estimated annual benefit of the spot advertising. Additionally, the Company used the allocated cost basis of the distribution rights to determine the annual amount of amortization that should have been recorded in order to amortize the distribution rights over the term of the respective agreement. This was compared to what the Company had recorded using the seven-year life initially assigned to the

July 25, 2005

combined assets. The Company considers the methodology employed to be both reasonable and objective in determining the cost basis of the distribution rights and the spot advertising.
3. Provide the Staff with further information supporting your conclusions that no additional stock-based compensation expense related to the October 2004 exchange should be recognized.
As previously described to the Staff, Financial Interpretation Number (“FIN”) 44 “Accounting for Certain Transactions involving Stock Compensation” provides that a modification to a stock option or award that does not affect the life of the award, the exercise price, or the number of shares to be issued has no accounting consequence. As highlighted to us by the Staff, Emerging Issues Task Force (“EITF”) No. 00-23 “Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44 Abstract” Issue 17, indicates that “any modification to the terms of an option award to reduce the likelihood of exercise by the grantee shall be considered a cancellation of that award. For example, any increase in the exercise price...shall be considered a cancellation.”
The Company notes that Issue 17 of EITF 00-23 specifically indicates that “any increase in the exercise price...shall be considered a cancellation”. As the Company increased the exercise price, albeit by a nominal amount (one penny), it agrees with the Staff that re-measurement is appropriate in October 2004. According to FIN 44, paragraphs 60-64, if there is a re-measurement the total compensation cost shall be measured as the sum of the following: (a) the intrinsic value of the award at the original measurement date, plus (b) the intrinsic value of the modified award, that exceeds the lesser of the intrinsic value of the original award at (1) the original measurement date or (2) immediately prior to the modification. As the Company’s stock price decreased from the original measurement date to the date of the modified award, no additional stock-based compensation should be recognized.
* * * * *
     The Company believes that the foregoing responds fully to the additional information requested by the Staff on our conference calls on July 12, 2005. I would appreciate if you would let me know at your earliest convenience if you have questions about the Company’s response.
Respectfully submitted,
Richard Garcia
Senior Vice President and Chief Financial Officer

cc:	Bob Carroll, Staff Accountant Steve Belous, Ernst & Young, LLP David L. Perry, Jr., Holland & Knight LLP Adam K. Weinstein, Senior Vice President, Secretary and Chief Legal Officer

ACCOUNTING MEMORANDUM

To:	Files

From:	Tammy G. Hedge, Chief Accounting Officer and Controller

CC:	Distribution

Date:	March 16, 2005 (Updated on July 25, 2005)

Re:	UPDATE OF QUALITATIVE AND QUANTITATIVE CONSIDERATIONS OF FINANCIAL STATEMENT ERRORS

In June 2005, Paxson Communications Corporations (the “Company”) received a comment letter from the Securities and Exchange Commission (the “SEC”). On July 12, 2005, representatives of the SEC (the “Staff”) requested that the Company provide the SEC with the analysis of the qualitative and quantitative considerations of the impact of financial statement errors prepared by the Company prior to filing its Annual Report on Form 10-K for the year ended December 31, 2004. The following memorandum serves to update and supplement the analysis prepared by the Company on March 16, 2005.
The Company evaluated the effect of financial statement errors for all periods presented to determine if the errors were material on an individual or aggregate basis, considering both quantitative and qualitative factors. The following serves to document the factors considered and conclusions reached. Reference is made to the schedule attached hereto “Quantitative Analysis of Financial Statement Errors”.
DESCRIPTION OF SELECT ITEMS DETAILED IN THE ATTACHED SCHEDULE
•	Adjustments 1 and 2 – Over-Amortization of Cable and Satellite Distribution Rights — In 1998, the Company began entering into cable and satellite distribution agreements for periods generally up to ten years in markets where the Company does not own a television station. In 2003, the Company determined that it had previously over-amortized certain of these assets and recorded a $6.6 million reduction to its amortization expense in 2003. The Company had been amortizing these assets on an accelerated basis which gave effect to the advertising components included in these agreements. The Company discovered the over-amortization in 2003 and recorded a correcting adjusting entry. The Company has discussed this adjustment in the notes to its consolidated financial statements and management’s discussion and analysis of financial condition and results of operations.

•	Adjustments 3 and 4 – Impairment in Connection with a Purchase Option on a Television Station — In 1997, the Company entered into two separate option agreements with the same third party for the purchase of the assets of two separate television stations. Because the option agreements were with the same party, the Company had tested its investment in these assets for impairment on a combined basis. The Company tests for impairment pursuant to the provisions of Financial Accounting Standards Board (“FASB”) Number 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. In the third quarter of 2003, the Company concluded that testing on a combined basis was not appropriate as the agreements were independent of each other (i.e. the Company could have exercised one of the options but not the other). As a result, the Company reviewed its past independent appraisals and determined that, on a separate basis, an impairment existed in 2002. Additionally, the Company determined that it had not previously amortized certain assets associated with these purchase options. As a result, the Company recorded an adjustment in 2003 to correct the recorded value of these assets. The aggregate impact of these two items amounted to $5.2 million in 2003. The Company has discussed this adjustment in the notes to its consolidated financial statements and management’s discussion and analysis of financial condition and results of operations.

•	Adjustment 5 – “Additional Lease Expense for Escalating Lease Payments” — Beginning in 1999 and continuing through 2002, the Company entered into various long-term operating leases that provided for escalating lease payments. Typically, the escalations are determined based on the greater of 5% or the increase in the consumer price index. The Company had recognized the expense associated with these operating leases based on the annual cash outflows required. Under Generally Accepted Accounting Principles (“GAAP”), the Company is required to recognize the annual amount of lease expense using the straight-line method over the term of the lease. As a result, the Company recorded an adjustment in the amount of $4.0 million in 2004 of which $3.1 million pertained to prior periods. The Company notes that its disclosures of lease commitments, as they relate to cash outflow commitments, have been materially correct. The Company has discussed this adjustment in the notes to its consolidated financial statements and management’s discussion and analysis of financial condition and results of operations.

•	Adjustment 6 – “Reserve for Certain State Taxes” — The Company files certain state income tax returns on a combined basis as permitted under certain circumstances. Although the Company has a reasonable basis for its filing position, in 2003 it determined that its basis for a combined filing position could be challenged and that the exposure met the requirements for accrual pursuant to the provisions of FASB No. 5 “Accounting for Contingencies”. As a result, in the third quarter of 2003 the Company recorded an accrual in the amount of $2.9 million of which $2.5 million pertained to prior periods. The Company has discussed this adjustment in the notes to its consolidated financial statements and management’s discussion and analysis of financial condition and results of operations.

•	Adjustment 7 – “Additional Amortization for Certain Leasehold Improvements” — In 2004, the Company determined that certain leasehold improvements were not being amortized over the shorter of the life of the leasehold improvement or the term of the related lease. As a result, the Company recorded an adjustment in 2004 in the amount of $1.7 million of which $1.6 million pertained to prior periods. This error primarily resulted from the use of the initial lease term to amortize leasehold improvements acquired subsequent to entering into the lease and with lives that exceeded the initial lease term, rather than the remaining term of the lease. The Company has discussed this adjustment in the notes to its consolidated financial statements and management’s discussion and analysis of financial condition and results of operations.

•	Adjustment 8 – “Use Tax Exposure” — In 2004, the Company determined that it had not filed “use” tax returns in certain states in which it had operations nor had it accrued for the resulting liability. In 2004, the Company commenced a voluntary disclosure process for the affected states and recorded an adjusting entry in the amount of $1.2 million of which $0.9 million pertained to prior periods. The Company has discussed this adjustment in the notes to its consolidated financial statements and management’s discussion and analysis of financial condition and results of operations.

•	Adjustment 9 – “Estimated State Income Tax Rate Change” — In 2004, the Company determined that the estimated state income tax rate used to compute its deferred income tax liabilities did not consider the actual tax rates in the different states in which the Company has operations. As a result, in 2004 the Company recorded an adjustment in the amount of $4.4 million to recognize additional provision for income taxes, $4.0 million of which pertained to prior periods. The Company notes that in 2002, upon adopting the provisions of FASB No. 142 “Goodwill and Other Intangible Assets” the Company no longer amortized its FCC license intangible assets. Because of the deferred tax consequences of FASB No. 142, the Company was required to increase its deferred tax asset valuation allowance in 2002. Had the Company used an actual blended state income tax rate in 2002 upon the adoption of FASB No. 142 it would have recognized an income tax provision in the amount of $173 million rather than $169 million. The Company has discussed this adjustment in the notes to its consolidated financial statements and management’s discussion and analysis of financial condition and results of operations.
The Company has evaluated the above-referenced items and other less significant errors from a quantitative and qualitative perspective as shown in the attached schedule and as documented below. The Company has updated the attached schedule to include the effect of the financial statement errors to reported operating income or loss and to net loss as requested by the Staff.
QUANTITATIVE AND QUALITATIVE CONSIDERATIONS OF FINANCIAL STATEMENT ERRORS:
The Company evaluated the impact of the financial statement errors to the operating income or loss line and to the net loss line as detailed in the attached schedule. However, because of the significant amount of net losses attributable to common stockholders incurred by the Company in comparison to the operating income (loss) and net loss line items, the Company concluded that its quantitative analysis should focus on the net loss attributable to common stockholders line item. Supporting the Company’s conclusion are the following:
•	The Company has incurred significant losses outside of the operating income (loss) line and, as a result, the Company believes its common stockholders are most affected by the “net loss attributable to common stockholders” line item. This line represents the erosion of their equity value, which is primarily driven by interest and dividends.

•	The Company’s common stockholders and the holders of its debt and preferred securities have historically focused on asset values.

•	For the period from 1998 through 2003, the Company incurred over $1.7 billion in net losses attributable to common stockholders.
With consideration of the preceding factors, the following serves to document the critical factors considered by the Company in concluding that the effect of financial statement errors as detailed in the attachments are not material, individually or in the aggregate, in relation to any period presented:
•	As indicated above, the Company has incurred significant net losses attributable to common stockholders. From 1998 through 2003, the Company has incurred a cumulative net loss attributable to common stockholders in excess of $1.7 billion.

•	In 2003, upon discovering the adjustments for the “Over-Amortization of Cable and Satellite Distribution Rights”, the “Impairment in Connection with a Purchase Option on a Television Station” and the “Reserve for Certain State Taxes” as described above, the Company analyzed the percentage of the total financial statement errors to the reported net loss attributable to common stockholders on an annual basis for each of the years in the three year period ended December 31, 2003. As indicated in the attached schedule, in no annual period for each of the years in the three year period ended December 31, 2003, did the error exceed 1.1% of the reported net loss attributable to common stockholders. On an annual basis for the period from 1998 (at which time the Company entered into the cable and satellite distribution agreements described above) through 2000, the percentage of the total financial statement errors to the reported amount of net loss attributable to common stockholders represents as little as 0.4% and no more than 5.5% of reported net loss attributable to common stockholders. In consideration of these percentages, qualitative factors discussed herein and the significant amount of cumulative net losses attributable to common stockholders incurred by the Company in the affected years, the Company has concluded that re-statement of any previously issued financial statements would not be meaningful or necessary.

•	As can be seen from the attached schedule, other than in the first and second quarter of 2003, the total financial statement errors for any quarterly period represents as little as 0.2% and no more than 6.5% of reported net loss attributable to common stockholders for the quarterly periods from 2002 through 2003. The Company does not consider these percentages to be material to its financial statements. With respects to the first and second quarter of 2003, the Company notes that included in net loss attributable to common stockholders are net gains amounting to $26.6 million and $25.3 million, respectively, from the sales of certain television stations. Exclusive of these gains, the total financial statement errors for the first and second quarter of 2003 represent 5.8% and 11.5%, respectively, of the reported net loss attributable to common stockholders for the respective quarters. However, in consideration of the absolute amount of the total financial statement errors in relation to the financial statements taken as a whole, consideration of the significance of the reported net loss attributable to common stockholders incurred in these periods (the Company incurred $593 million of net losses attributable to common stockholders in the two year period ended December 31, 2003), as well as other factors discussed herein, the Company concluded that these percentages are not material to its financial statements. Further, the Company notes that the trend of reported net losses attributable to common stockholders in these periods would not have been altered in any material way by the total financial statement errors.

•	The Company’s common stockholders are most affected by the “net loss attributable to common stockholders” line item. This line represents the erosion of their equity value, which to a great extent is driven by interest and dividends. No other line item is deemed as critical to the common stockholders as they have historically focused on the value of the Company’s assets rather than its operations.

•	The Company recognizes that its stockholders, as further described below, have historically focused on the Company’s asset values rather than its results from operations. Additionally, the Company notes that holders of its debt and preferred equity securities have also focused on asset values and, to a lesser extent, cash flow generation. Virtually all financial statement errors affecting results from operations did not affect the Company’s reported cash flows from operations nor did they significantly affect the Company’s asset values.

•	In addition, the Company notes that it augmented its discussion in the notes to the consolidated financial statements and management’s discussion and analysis of financial condition and results of operations to discuss certain of the larger financial statement errors included in the attached schedule.

•	The total financial statement errors would not result in the Company reporting net income attributable to common stockholders in any year.

•	The Company analyzed the effects of the financial statement errors to the financial statement line items to which they are included and, because of the qualitative factors described herein, concluded that none of the individual line items are material to the financial statements. The Company notes that the “reserve for certain state taxes”, “over-amortization of cable and satellite distribution rights” and the “impairment in connection with a purchase option on a television station” comprise a large percentage of the individual line items to which they are included. However, in consideration of the absolute amount of the adjustment in relation to the financial statements taken as a whole, as well as other factors discussed herein, the Company concluded that these items are not material to its financial statements.

•	As disclosed in the Company’s Annual Report on Form 10-K, the Company, in 2002, engaged Bear Stearns & Company, Inc. and in August 2003 the Company engaged Citigroup Global Markets, Inc. to act as its financial advisors and explore strategic alternatives for the Company. As a result of this transaction, the Company believes that the focus of investors has been on the value of the Company’s assets (principally its television stations) and not its operating results.

•	The total financial statement errors in any annual period from 1998 through 2003 represent no more than 0.9% of the Company’s reported total assets as of the end of the respective annual period.

•	As discussed above, the Company has historically reported significant losses and none of the financial statement errors would affect this trend.

•	The Company does not feel any extraordinary pressure from the public in meeting earnings estimates. In early 2005, the Company ceased providing earnings guidance.

•	The Company notes that none of the financial statement errors identified in the attached schedule resulted from any intentional acts or represent a defalcation or fraud.

•	The Company notes that none of the financial statement errors affect the Company’s compliance with any regulatory requirements nor did any of these adjustments attempt to conceal any unlawful transactions or activities.

•	None of the financial statement errors affect the Company’s compliance with its debt, preferred stock or any other contractual requirements.

CONCLUSION:
As discussed above, based upon the quantitative and qualitative factors described herein, the Company has concluded that its financial statements, as reported, are fairly presented in accordance with generally accepted accounting principles in all material respects.
* * * * * *
Distribution:
Richard Garcia, Paxson Communications Corporation
Lenny Brandon, Paxson Communications Corporation
Steve Belous, Ernst & Young
Urban Kantola, Ernst & Young
Mario De Armas, Price Waterhouse

Paxson Communications Corporation
Quantitative Analysis of Financial Statement Errors
For the annual periods from 1998 through 2003
(in thousands)

				2003	2002	2001	2000	1999	1998
	NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS:
	As reported			$(146,317)	$(446,285)	$(352,201)	$(381,980)	$(291,971)	$(138,165)

Adjustment
Number	Financial Statement Errors:
1	Over (under) amortization of cable distribution rights	(a)	*	(4,048)	7,421	6,585	1,125	(7,757)	(3,326)
2	Over (under) amortization of satellite distribution rights	(a)	*	(2,518)	643	643	643	589	—
3	Impairment in connection with a purchase option on a television station	(a)	*	4,653	(4,653)	—	—	—	—
4	Over (under) amortization of investment in broadcast properties	(a)	*	594	5,118	(1,428)	(1,428)	(1,428)	(1,428)
5	Additional lease expense for escalating lease payments	(a)		(1,003)	(821)	(486)	(472)	(188)	(75)
6	Over (under) reserved for certain state taxes	(a)		2,508	(541)	(541)	(530)	(461)	(295)
	Interest on reserve for certain state taxes	(b)		854	(175)	(175)	(173)	(157)	(105)
7	Additional amortization expense for certain leasehold improvements	(a)		(436)	(459)	(256)	(251)	(134)	(55)
8	Unrecorded use taxes	(a)		(305)	(518)	(120)	—	—	—
	Interest expense related to unrecorded use taxes	(b)		(88)	(88)	—	—	—	—
9	Change in state income tax rate	(b)	*	(172)	(3,813)	—	—	—	—
	Audit and other differences not included above impacting operating income (loss)	(a)		1,773	(1,310)	(398)	658	(2,082)	(712)
	Audit and other differences not included above not impacting operating income (loss)	(b)		(813)	421	132	(56)	(55)	(26)
	Propery and Equipment charge resulting from a physical inventory in 1999	(a)		—	1,750	—	2,000	(4,486)	—

	Total financial statement errors impacting net loss attributable to common stockholders			999	2,975	3,956	1,516	(16,159)	(6,022)

	Percentage of reported net loss attributable to common stockholders			-0.7%	-0.7%	-1.1%	-0.4%	5.5%	4.4%

	Net loss attributable to common stockholders adjusted for financial statement errors			$(145,318)	$(443,310)	$(348,245)	$(380,464)	$(308,130)	$(144,187)

	NET LOSS:
	As reported			$(76,213)	$(336,186)	$(205,545)	$(169,176)	$(137,764)	$(88,498)

	Financial Statement Errors:
	Total financial statement errors impacting the net loss line (sum of (a) and (b) above)			999	2,975	3,956	1,516	(16,159)	(6,022)

	Percentage of reported net loss			-1.3%	-0.9%	-1.9%	-0.9%	11.7%	6.8%

	Net loss adjusted for financial statement errors			$(75,214)	$(333,211)	$(201,589)	$(167,660)	$(153,923)	$(94,520)

	OPERATING INCOME (LOSS):
	As reported			$44,195	$(69,906)	$(150,129)	$(155,946)	$(171,140)	$(88,118)

	Financial Statement Errors:
	Total financial statement errors impacting the operating income (loss) line (sum of (a) above)			1,218	6,630	3,999	1,745	(15,947)	(5,891)

	Percentage of reported operating income (loss)			2.8%	-9.5%	-2.7%	-1.1%	9.3%	6.7%

	Operating income (loss) adjusted for financial statement errors			$45,413	$(63,276)	$(146,130)	$(154,201)	$(187,087)	$(94,009)

	Notes:

	Adjustment Numbers above provide reference to the SAB 99 Memorandum

	As reported amounts for the annual periods 1998 through 2003 reflect the
	restatement described in the Company's Annual Report on Form 10-K for the
	fiscal year ended December 31, 2003.

*	The Company noted that the disclosures discussing these adjustments reflect a nominal variance from the recorded adjustments

Paxson Communications Corporation
Quantitative Analysis of Financial Statement Errors
For each of the quarters in the fiscal year ended December 31, 2003
(in thousands)

				FY	Q4	Q3	Q2	Q1
				2003	2003	2003	2003	2003
	NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS:
	As reported			$(146,317)	$(51,833)	$(54,024)	$(17,013)	$(23,447)

Adjustment
Number	Financial Statement Errors:
1	Over (under) amortization of cable distribution rights	(a	)	(4,048)	—	(1,524)	(4,472)	1,948
2	Over (under) amortization of satellite distribution rights	(a	)	(2,518)	—	(2,839)	161	160
3	Impairment in connection with a purchase option on a television station	(a	)	4,653	—	4,653	—	—
4	Over (under) amortization of investment in broadcast properties	(a	)	594	—	(901)	198	1,297
5	Additional lease expense for escalating lease payments	(a	)	(1,003)	(250)	(251)	(251)	(251)
6	Over (under) reserved for certain state taxes	(a	)	2,508	—	2,779	(136)	(135)
	Interest on reserve for certain state taxes	(b	)	854	—	941	(43)	(44)
7	Additional amortization expense for certain leasehold improvements	(a	)	(436)	(109)	(109)	(109)	(109)
8	Unrecorded use taxes	(a	)	(305)	(77)	(76)	(76)	(76)
	Interest expense related to unrecorded use taxes	(b	)	(88)	(22)	(22)	(22)	(22)
9	Change in state income tax rate	(b	)	(172)	(43)	(43)	(43)	(43)
	Audit and other differences not included above impacting operating income (loss)	(a	)	1,773	1,104	319	156	194
	Audit and other differences not included above not impacting operating income (loss)	(b	)	(813)	(519)	(26)	(246)	(22)

	Total financial statement errors impacting net loss attributable to common stockholders			999	84	2,901	(4,883)	2,897

	Percentage of reported net loss attributable to common stockholders			-0.7%	-0.2%	-5.4%	28.7%	-12.4%

	Net loss attributable to common stockholders adjusted for financial statement errors			$(145,318)	$(51,749)	$(51,123)	$(21,896)	$(20,550)

	NET (LOSS) INCOME:
	As reported			$(76,213)	$(40,360)	$(42,623)	$6,955	$(185)

	Financial Statement Errors:
	Total financial statement errors impacting the net loss line (sum of (a) and (b) above)			999	84	2,901	(4,883)	2,897

	Percentage of reported net (loss) income			-1.3%	-0.2%	-6.8%	-70.2%	-1565.9%

	Net (loss) income adjusted for financial statement errors			$(75,214)	$(40,276)	$(39,722)	$2,072	$2,712

	OPERATING INCOME (LOSS):
	As reported			$44,195	$(6,824)	$(2,604)	$33,364	$20,259

	Financial Statement Errors:
	Total financial statement errors impacting the operating income (loss) line (sum of (a) above)			1,218	668	2,051	(4,529)	3,028

	Percentage of reported operating income (loss)			2.8%	-9.8%	-78.8%	-13.6%	14.9%

	Operating income (loss) adjusted for financial statement errors			$45,413	$(6,156)	$(553)	$28,835	$23,287

	Notes:

	Adjustment Numbers above provide reference to the SAB 99 Memorandum

Paxson Communications Corporation
Quantitative Analysis of Financial Statement Errors
For each of the quarters in the fiscal year ended December 31, 2002
(in thousands)

			FY	Q4	Q3	Q2	Q1
			2002	2002	2002	2002	2002

	NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS:
	As reported		$(446,285)	$(75,305)	$(72,461)	$(66,732)	$(231,787)

Adjustment
Number	Financial Statement Errors:
1	Over amortization of cable distribution rights	(a)	7,421	1,854	1,856	1,855	1,856
2	Over amortization of satellite distribution rights	(a)	643	161	161	161	160
3	Impairment in connection with a purchase option on a television station	(a)	(4,653)	—	—	—	(4,653)
4	Over (under) amortization of investment in broadcast properties	(a)	5,118	3,339	990	961	(172)
5	Additional lease expense for escalating lease payments	(a)	(821)	(206)	(205)	(205)	(205)
6	Under reserved for certain state taxes	(a)	(541)	(135)	(135)	(136)	(135)
	Interest on reserve for certain state taxes	(b)	(175)	(44)	(44)	(43)	(44)
7	Additional amortization expense for certain leasehold improvements	(a)	(459)	(114)	(115)	(115)	(115)
8	Unrecorded use taxes	(a)	(518)	(129)	(130)	(129)	(130)
	Interest expense related to unrecorded use taxes	(b)	(88)	(22)	(22)	(22)	(22)
9	Change in state income tax rate	(b)	(3,813)	(89)	(90)	(89)	(3,545)
	Audit and other differences not included above impacting operating income (loss)	(a)	(1,310)	(179)	(171)	(324)	(636)
	Audit and other differences not included above not impacting operating income (loss)	(b)	421	495	(12)	(31)	(31)
	Propery and Equipment charge resulting from a physical inventory in 1999	(a)	1,750	—	—	—	1,750

	Total financial statement errors impacting net loss attributable to common stockholders		2,975	4,931	2,083	1,883	(5,922)

	Percentage of reported net loss attributable to common stockholders		-0.7%	-6.5%	-2.9%	-2.8%	2.6%

	Net loss attributable to common stockholders adjusted for financial statement errors		$(443,310)	$(70,374)	$(70,378)	$(64,849)	$(237,709)

	NET LOSS:
	As reported		$(336,186)	$(52,477)	$(43,388)	$(38,065)	$(202,256)

	Financial Statement Errors:
	Total financial statement errors impacting the net loss line (sum of (a) and (b) above)		2,975	4,931	2,083	1,883	(5,922)

	Percentage of reported net loss		-0.9%	-9.4%	-4.8%	-4.9%	2.9%

	Net loss adjusted for financial statement errors		$(333,211)	$(47,546)	$(41,305)	$(36,182)	$(208,178)

	OPERATING LOSS:
	As reported		$(69,906)	$(28,463)	$(19,302)	$(14,453)	$(7,688)

	Financial Statement Errors:
	Total financial statement errors impacting the operating income (loss) line (sum of (a) above)		6,630	4,591	2,251	2,068	(2,280)

	Percentage of reported operating loss		-9.5%	-16.1%	-11.7%	-14.3%	29.7%

	Operating loss adjusted for financial statement errors		$(63,276)	$(23,872)	$(17,051)	$(12,385)	$(9,968)

	Notes:

	Adjustment Numbers above provide reference to the SAB 99 Memorandum